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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



RECEIVED
MAR 1 2002

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



02003154

SEC FILE NUMBER
8- 44376

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

HKC SECURITIES, INC.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 PARK AVENUE
(No. and Street)

NEW YORK	NY	10169
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

HAROLD K. COHEN (212) 499-1310
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CONROY, SMITH & CO.
(Name — *if individual, state last, first, middle name*)

26 BROADWAY	NEW YORK	NY	10004
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 1 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Harold K. Cohen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HKC Securities, Inc., as of December 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

President
Title

[signature]
Notary Public
VALENTINO VASI
Notary Public, State of New York
No. 02VA5067519
Qualified in New York County
Commission Expires October 15, ~~1998~~ 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



CONROY, SMITH & CO.

certified public accountants

INDEPENDENT AUDITORS' REPORT

Board of Directors
HKC Securities, Inc.

We have audited the accompanying statement of financial condition of HKC Securities, Inc. as of December 31, 2001, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HKC Securities, Inc. as of December 31, 2001, and the results of its operations, changes in stockholders' equity, and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in supplementary schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.

Certified Public Accountants

February 20, 2002
New York, NY

26 BROADWAY, NEW YORK, NY 10004 ◆ 212.425.2185 ◆ FAX 201.488.7360 ◆ CONSMITH@MSN.COM

HKC SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2001

ASSETS

Cash and cash equivalents	$258,973
Receivable from broker or dealers - other	205,936
Furniture, fixtures and equipment, net of accumulated depreciation of $41,777	20,386
Other assets	39,280
Total assets	$524,575

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$289,316
Total liabilities	$289,316
Stockholder's equity:	
Common stock, no par, 200 shares authorized, 100 shares issued and outstanding	$ 1,000
Additional paid-in-capital	159,000
Retained earnings	75,259
Total stockholder's equity	$235,259
Total liabilities and stockholder's equity	$524,575

See the accompanying notes to financial statements.



HKC SECURITIES, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2001

Revenues:	
Commission income	$4,209,746
Interest income	4,258
Other	349,598
Total revenues	$4,563,602
Expenses:	
Salaries and other employment costs	$3,258,573
Professional fees	39,356
Consulting and finders fees	210,421
Taxes other than income	96,737
Occupancy	231,907
Other expenses	694,271
Total expenses	$4,531,265
Income before provision for income taxes	$ 32,337
Provision for income taxes	36,866
Net loss	($ 4,529)

See the accompanying notes to financial statements.


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HKC SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2001

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance, January 1, 2001	$1,000	$159,000	$299,788	$459,788
Shareholder distribution	-	-	(220,000)	(220,000)
Net loss	-	-	(4,529)	(4,529)
Balance, December 31, 2001	$1,000	$159,000	$ 75,259	$235,259

See the accompanying notes to financial statements.


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HKC SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2001

Cash Flows From Operating Activities	
Net loss	($ 4,529)
Adjustments to reconcile net income to net cash:	
Depreciation	9,232
Changes in assets and liabilities:	
Decrease in due from clearing broker	645,250
(Increase) decrease in other assets	(5,971)
Decrease in accounts payable and accrued expenses	(268,894)
Cash used in operating activities	$375,088
Cash Flows From Investing Activities	
Purchase of computer equipment	($ 9,389)
Cash used by investing activities	($ 9,389)
Cash Flows From Financing Activities	
Shareholder distribution	($220,000)
Cash used un financing activities	($220,000)
Net increase in cash and cash equivalents	$145,699
Cash and cash equivalents, January 1	113,274
Cash and cash equivalents, December 31	$258,973

See the accompanying notes to financial statements.



Note 1. Summary of Significant Accounting Policies

Description of Business

The company is an introducing broker and has a standard agreement with its clearing broker, all securities are introduced and cleared on a fully disclosed basis through the clearing broker.

Securities Transactions

Securities transactions are recorded on a settlement date basis, generally the third business day following the transaction date; however, transactions are reviewed on a trade-date basis for significant changes.

Income Taxes

The company has elected S corporation status for federal income tax purposes, whereby the corporate income or loss is reported on the personal return of the shareholder. Provision has been made for corporate taxes imposed by other taxing jurisdictions, where applicable.

Furniture and Equipment

Furniture and equipment are stated at cost. Depreciation is provided over the estimated useful lives of the assets using the straight-line method.

Cash Equivalents

For purposes of the statement of cash flows, the company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect certain reported amounts and disclosures.


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Note 2. Receivable From Brokers or Dealers - Other

At December 31, 2001, the receivable from the clearing broker represents commissions receivable earned as an introducing broker for the transactions of its customers.

Pursuant to an agreement between the Company and the clearing broker, the broker has the right to charge the Company for unsecured losses that result from a customer's failure to complete security transactions.

Note 3. Furniture, Fixtures and Equipment

A summary of furniture, fixtures and equipment as of December 31, 2001 is as follows:

Computer equipment	$50,854
Furniture and fixtures	11,309
	$62,163
Less: Accumulated depreciation and amortization	(41,777)
	$20,386

Depreciation expense totaled $9,232 for the year ended December 31, 2001.

Note 4. Net Capital Requirements

The Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934. The Company must maintain minimum net capital, as defined, equal to the greater of $50,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2001, the Company had net capital of $175,593, which exceeds the requirement by $125,593. The company's net capital ratio was 1.60 to 1.


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Note 5. Commitments

The Company occupies space under a licensing agreement with its clearing broker for office space. This agreement calls for monthly payments of $12,056 until May 31, 2007. The minimum annual payments under the agreement are as follows:

Year	Amount
2002	$144,666
2003	144,666
2004	144,666
2005	144,666
2006	144,666
2007	60,278
	$783,608


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SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2001


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HKC SECURITIES, INC.

SCHEDULE OF COMPUTATION OF NET CAPITAL UNDER
SECURITIES AND EXCHANGE COMMISSION RULE 15c3-1

AS OF DECEMBER 31, 2001

Net Capital

Total stockholders' equity		$235,259
Total stockholders' equity qualified for net capital		$235,259
Deductions and/or charges:		
Non-allowable assets:		
Furniture, fixtures and equipment	$20,386	
Other assets	39,280	59,666
Net capital		$175,593

Computation of Basic Net Capital Requirement

Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 18,780
Minimum dollar net capital required	$ 50,000
Excess net capital	$125,593

Computation of Aggregate Indebtedness

Total A.I. liabilities	$281,558
Percent of aggregate indebtedness to net capital	160.3

Reconciliation of computation of Net Capital
Under Securities and Exchange Rule 15c3-1

There are no material differences between the computation presented above and the firms X-17a(5) Part II(A) filing.


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Schedule II

HKC SECURITIES, INC.

SCHEDULE OF COMPUTATION OF RESERVE REQUIREMENTS UNDER EXHIBIT A OF SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

AS OF DECEMBER 31, 2001

The firm is engaged in a general securities business and carried no customer accounts of its books. All customer transactions are cleared through another stock brokerage firm on a fully disclosed basis.



HKC SECURITIES, INC.

SCHEDULE RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

AS OF DECEMBER 31, 2001

The firm is engaged in a general securities business and carried no customer accounts on its books. All customer transactions are cleared through another stock brokerage firm on a fully disclosed basis and the firm does not have possession of customer securities.


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CONROY, SMITH & CO.

certified public accountants

Board of Directors
HKC Securities, Inc.

We have audited the financial statements of HKC Securities, Inc. for the year ended December 31, 2001, and have issued our report thereon dated February 20, 2002. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by auditing standards generally accepted in the United States of America. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company is making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examination, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

26 BROADWAY, NEW YORK, NY 10004 ◆ 212.425.2185 ◆ FAX 201.488.7360 ◆ CONSMITH@MSN.COM

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of HKC Securities, Inc. taken as a whole. However, our study and evaluation disclosed no condition that we believe to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5 under the Securities Exchange Act of 1934 and should not be used for any other purpose.



Conroy, Smith & Co.

February 20, 2002
New York, NY


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HKC SECURITIES, INC.

FINANCIAL STATEMENTS AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2001


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